FOR IMMEDIATE RELEASE
Contact:
Sean O'Connor                                       Scott Kantor
Vice President - Legal Affairs &                    Vice President - Finance &
Chief Compliance Officer                            Chief Financial Officer
LeCroy Corporation                                  LeCroy Corporation
Tel:  845-425-2000                                  Tel:  845-425-2000



 LECROY REPORTS STRONG MARGINS AND PROFITABILITY IN FIRST QUARTER OF FISCAL 2006
          Company Appoints Sean O'Connor as New Chief Financial Officer

CHESTNUT RIDGE, NY, October 19, 2005 - LeCroy Corporation (NASDAQ: LCRY), a leading supplier of oscilloscopes and serial data test solutions, today announced financial results for its first fiscal quarter ended September 30, 2005. The Company also announced today in a separate news release that it has appointed Sean O'Connor as its new chief financial officer. O'Connor replaces Scott Kantor, who is resigning effective November 11, 2005 to accept a position at a public company outside the oscilloscope market.

The highlights of the Company's year-over-year ("YOY") financial performance for the first quarter of fiscal 2006 are as follows:

(In millions, except per share    Q1 FY06     Q1 FY05    Q1 FY06       Q1 FY05     YOY Change
data and percentages)               GAAP        GAAP    Pro Forma*    Pro Forma*   Pro Forma*
                                 (13 weeks)  (14 weeks) (13 weeks)    (14 weeks)
------------------------------    -------     -------   ----------    ----------   -----------
Orders                             $41.6       $34.6       $41.6         $34.6         20%
Revenue                            $41.1       $35.5       $41.1         $35.5         16%
Gross Margin                       60.9%       58.4%       62.0%         58.4%    360 basis pts.
Operating Income                   $4.3        $3.7        $6.1          $4.1          48%
Operating Margin                   10.5%       10.4%       14.9%         11.6%    330 basis pts.
Net Income                         $2.2        $2.3        $3.5          $2.6          36%
Net Income Per Diluted Share       $0.18       $0.19       $0.28         $0.21         33%


* A presentation of, and a reconciliation of pro forma financial measures with, the most directly comparable GAAP measures can be found in the financial tables below.


The pro forma results are a supplement to financial statements based on generally accepted accounting principles ("GAAP"). The Company believes this presentation provides investors and LeCroy management with additional insight into its underlying results because of the materiality of certain significant charges related to LeCroy's acquisition of Computer Access Technology Corporation ("CATC") and equity-based compensation, in each case as compared to LeCroy's GAAP results for the three-month periods ended September 30, 2005 and 2004. For more information on LeCroy's use of pro forma results, please refer to the section entitled Use of Non-GAAP Financial Measures below.

GAAP Financial Results

LeCroy reported first-quarter fiscal 2006 revenue of $41.1 million with GAAP gross margins of 60.9 percent. The Company's GAAP operating margin was 10.5 percent, and it reported net income on a GAAP basis of $2.2 million, or $0.18 per diluted share. Results for the first quarter of fiscal 2006 include a full quarter of contribution from CATC acquired during the second quarter of fiscal 2005. GAAP net income for the first quarter of 2006 includes the after-tax effects of $1.3 million in equity-based compensation and $453,000 for the amortization of intangible assets acquired from CATC, which represents an ongoing expense. LeCroy reported first-quarter fiscal 2005 revenue of $35.5 million with GAAP gross margins of 58.4 percent. The Company's GAAP operating margin was 10.4 percent, and it reported net income on a GAAP basis of $2.3 million, or $0.19 per diluted share. GAAP net income for the first quarter of 2005 included the after-tax effects of $448,000 in equity-based compensation. The increase in equity-based compensation expense year-over-year was due primarily to the increase in restricted stock and stock options granted in connection with the CATC acquisition last year, combined with the mandatory adoption in the first quarter of fiscal 2006 of Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of stock-based incentives as compensation.

Comments on the First Quarter

LeCroy Corporation President and Chief Executive Officer Tom Reslewic stated, "We began fiscal 2006 with strong financial performance, exceeding the high end of our guidance range for both revenue and pro forma operating income. Our focus on profitability has yielded great results. On a pro forma basis, for the first fiscal quarter we reported gross margins of 62 percent, operating margins of
14.9 percent and operating income of $6.1 million, all of which are record levels for a first fiscal quarter."

"The demand environment for LeCroy's products remained solid, and our execution from an operational perspective was superb," Reslewic continued. "In terms of bookings, we reported a 20 percent year-over-year order increase, reflecting strength across all of our geographies. Orders continued to be particularly strong for our serial data analyzers, including the recently introduced high-end SDA 11000. Meanwhile, sales for our disk drive analyzer products reached their highest level in more than two years. Disk drive production test systems revenues, which vary significantly from period to period, rebounded sharply from the fourth quarter of fiscal 2005 when we saw no orders for this product. These factors helped LeCroy boost its pro forma gross margin to a record level for the first quarter."

"LeCroy's Protocol Solutions Group performed very well during the quarter, contributing slightly more than our targeted range of 10-15 percent of total revenues," Reslewic said. "We posted record sales for our PCI Express protocol analyzers, which is a key growth driver for our protocol test solutions business. We continue to see the adoption of this exciting new PC interconnect technology. It also was our strongest quarter to date for SAS/SATA data storage protocol analyzer sales."

"We made significant progress in our strategy to increase our share of the serial data test solutions market with the introduction of several new products," continued Reslewic. "For example, we began shipping an 11 GHz differential probe for our SDA 11000 product family and introduced a 6 GHz differential probe system. The 6 GHz system was developed with the input of serial data customers seeking a system able to analyze signals in difficult-to-reach areas."

"We also launched the industry's first protocol solution for WiMedia(TM) Alliance's Ultra Wideband common radio platform and certified Wireless USB," stated Reslewic. "This standard is expected to gain wide adoption in computer and consumer electronics applications, and we plan to achieve the same dominant position in Wireless USB that we now enjoy in the USB protocol space. We have had very positive customer reaction to this product. We also introduced the industry's first automated test suite for PCI Express Generation 1 and 2 testing and validation. We expect that this new product suite will firmly position LeCroy as the leader in testing solutions for the important and still emerging PCI Express standard."

Business Outlook and Financial Guidance

"LeCroy is executing well in a stable demand environment," continued Reslewic. "We have a proven operational model, our new high-end products are being enthusiastically accepted in the market, and our strong pipeline of upcoming product rollouts provides us with additional growth opportunities. In fiscal 2006, in addition to the recently launched wireless USB protocol solution, we look forward to introducing exciting new products, such as a real-time oscilloscope with an industry leading bandwidth, a new mid-range scope and an innovative addition to our PCI Express offerings. We also will continue to explore strategic acquisitions in the serial data test space that - like CATC - should help boost LeCroy's market share, sales level and profitability."

"In terms of our financial guidance for the second quarter, we expect to grow sales slightly on a sequential basis and maintain near-record pro forma operating margins. For the second fiscal quarter, we expect to report revenues in the range of $42 to $44 million. We anticipate reporting pro forma operating income of approximately $5.8 to $6.2 million," Reslewic concluded.

Conference Call Information

LeCroy will broadcast its quarterly conference call for investors live over the Internet today, October 19 at 10:00 a.m. ET. To access the webcast, visit the "Events Calendar" in the "Investor Relations" portion of the "About LeCroy" section at www.lecroy.com.

About LeCroy Corporation

LeCroy Corporation is a worldwide leader in serial data test solutions, creating advanced instruments that drive product innovation by quickly measuring, analyzing and verifying complex electronic signals. The Company offers high-performance oscilloscopes, serial data analyzers and global communications protocol test solutions used by design engineers in the computer/semiconductor/consumer electronics, data storage, automotive/industrial, and military/aerospace markets. LeCroy's 40-year heritage of technical innovation is the foundation for its recognized leadership in "WaveShape Analysis" - capturing, viewing and measuring the high-speed signals that drive today's information and communications technologies. LeCroy is headquartered in Chestnut Ridge, New York. Company information is available at http://www.lecroy.com.

Safe Harbor

This release contains forward-looking statements, including those pertaining to expectations regarding LeCroy's operational model, acceptance of LeCroy's high-end products, the growth opportunities of LeCroy's pipeline products, the introduction of new products and the importance of those products, exploration of strategic acquisitions, and second-quarter revenues and pro forma operating income, and there can be no assurance that actual results will not materially differ from expectations. Actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties including, without limitation, volume and timing of orders received, changes in the mix of products sold, competitive pricing pressure, the Company's ability to anticipate changes in the market, the availability and timing of funding for the Company's current products, the development of future products and the Company's ability to use intellectual property and protect its patent portfolio. LeCroy undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise. Further information on potential factors that could affect LeCroy Corporation's business is described in the Company's reports on file with the SEC.

Use of Non-GAAP Financial Measures

Certain disclosures in this press release include "non-GAAP financial measures." A non-GAAP financial measure is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Balance Sheets, Consolidated Statements of Operations or Cash Flows of the Company.

We define pro forma gross profit as gross profit as reported under GAAP less equity-based compensation costs included in cost of sales and amortization of intangible assets acquired from CATC. The Company owns other intangible assets, which are amortized in the normal course of business for which the amortization of those assets is not singled out herein as a pro forma adjustment. In addition, depreciation on other depreciable assets acquired from CATC, most notably property and equipment, is not singled out herein as a pro forma adjustment. Pro forma gross margin is computed as pro forma gross profit as a percentage of total revenues. Pro forma gross profit and pro forma gross margin are not substitutes for comparable GAAP measures.

We define pro forma operating income as operating income as reported under GAAP less equity-based compensation costs and amortization of intangible assets acquired from CATC. Pro forma operating margin is computed as pro forma operating income as a percentage of total revenues. Pro forma operating income and pro forma operating margin are not substitutes for comparable GAAP measures.

We define pro forma net income as net income reported under GAAP less equity-based compensation and amortization of intangible assets acquired from CATC, all net of applicable income taxes such that the effective tax rate for pro forma net income is 35% for the first quarter of fiscal 2006 and 37% for the same period in fiscal 2005. Pro forma net income is not a substitute for GAAP net income.

We define pro forma net income per diluted common share as pro forma net income divided by the GAAP weighted average number of diluted shares outstanding. Pro forma net income per diluted common share is not a substitute for GAAP net income per diluted common share applicable to common stockholders.

Pro forma gross profit, pro forma gross margin, pro forma operating income, pro forma net income and pro forma net income per diluted common share, as we defined them, may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define such non-GAAP measures in the same manner.

A presentation of, and a reconciliation of these pro forma financial measures with, the most directly comparable GAAP measures are included in the accompanying financial data.

                               LeCROY CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

------------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                                           September 30,
In thousands, except per share data                                    2005            2004
------------------------------------------------------------------------------------------------
                                                                     (13 weeks)      (14 weeks)
Revenues:
  Test and measurement products                                         $39,448       $33,305
  Service and other                                                       1,610         2,200
                                                                  --------------   -------------
    Total revenues                                                       41,058        35,505

Cost of sales:
  Equity-based compensation                                                  21             2
  Other cost of sales                                                    16,044        14,771
                                                                  --------------   -------------
                                                                         16,065        14,773

    Gross profit                                                         24,993        20,732

Operating expenses:
  Selling, general and administrative:
    Equity-based compensation                                               904           373
    Other selling, general and administrative expenses                   12,339        11,937
                                                                  --------------   -------------
                                                                         13,243        12,310

  Research and development:
    Equity-based compensation                                               416            73
    Other research and development expenses                               7,008         4,663
                                                                  --------------   -------------
                                                                          7,424         4,736

    Total operating expenses                                             20,667        17,046
                                                                  --------------   -------------

Operating income                                                          4,326         3,686

  Other income (expense), net                                              (709)          (32)
                                                                  --------------   -------------
Income before income taxes                                                3,617         3,654
  Provision for income taxes                                              1,384         1,352
                                                                  --------------   -------------
Net income                                                              $ 2,233       $ 2,302
                                                                  ==============   =============

Net income per common share
    Basic                                                                $ 0.18       $  0.20
    Diluted                                                              $ 0.18       $  0.19

Weighted average number of common shares:
    Basic                                                                12,106        11,612
    Diluted                                                              12,348        12,177


                               LeCROY CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

------------------------------------------------------------------------------------------------
                                                                   September 30,     June 30,
In thousands                                                          2005             2005
------------------------------------------------------------------------------------------------

                             ASSETS
Current assets:
         Cash and cash equivalents                                     $ 11,203        $ 13,866
         Accounts receivable, net                                        29,445          28,275
         Inventories, net                                                29,288          27,661
         Other current assets                                            13,439          12,681
                                                                  --------------   -------------
                  Total current assets                                   83,375          82,483

Property and equipment, net                                              18,646          19,078
Goodwill                                                                 78,848          78,848
Other assets                                                             11,250          12,759
                                                                  --------------   -------------

TOTAL ASSETS                                                          $ 192,119       $ 193,168
                                                                  ==============   =============

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Current portion of long-term debt and capital leases           $ 8,945         $ 8,656
         Accounts payable                                                13,223          14,806
         Accrued expenses and other current liabilities                  13,682          14,642
                                                                  --------------  -------------
                  Total current liabilities                              35,850          38,104

Long-term debt                                                           34,446          36,833
Deferred revenue and other non-current liabilities                        1,419           1,413
                                                                  --------------   -------------
                  Total liabilities                                      71,715          76,350

Stockholders' equity                                                    120,404         116,818
                                                                  --------------   -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 192,119       $ 193,168
                                                                  ==============   =============



------------------------------------------------------------------------------------------
                                                                Three months ended
                                                         September 30,     September 30,
In thousands                                                  2005             2004
------------------------------------------------------------------------------------------
                                                           (13 weeks)       (14 weeks)

GAAP gross profit, as reported                                 $ 24,993          $ 20,732

Pro forma adjustments:
Equity-based compensation                                            21                 2
Amortization of intangible assets acquired
    from CATC                                                       436                 -
                                                         ---------------  ----------------
Pro forma gross profit                                         $ 25,450          $ 20,734
                                                         ===============  ================

------------------------------------------------------------------------------------------
                                                                Three months ended
                                                         September 30,     September 30,
In thousands                                                  2005             2004
------------------------------------------------------------------------------------------
                                                           (13 weeks)       (14 weeks)

GAAP operating income, as reported                              $ 4,326           $ 3,686

Pro forma adjustments:
Equity-based compensation                                         1,341               448
Amortization of intangible assets acquired
    from CATC                                                       453                 -
                                                         ---------------  ----------------
Pro forma operating income                                      $ 6,120           $ 4,134
                                                         ===============  ================

------------------------------------------------------------------------------------------
                                                                Three months ended
                                                         September 30,     September 30,
In thousands                                                  2005             2004
------------------------------------------------------------------------------------------
                                                           (13 weeks)       (14 weeks)

GAAP net income                                                 $ 2,233           $ 2,302

After-tax effect of pro forma adjustments:
Equity-based compensation                                         1,004               281
Amortization of intangible assets acquired
    from CATC                                                       280                 -
                                                         ---------------  ----------------
Pro forma net income                                            $ 3,517           $ 2,583
                                                         ===============  ================

------------------------------------------------------------------------------------------
                                                                 Three months ended
                                                             September 30,   September 30,
In thousands, except per share data                              2005             2004
------------------------------------------------------------------------------------------
                                                              (13 weeks)       (14 weeks)
Net income per common share
      Diluted, as reported                                       $ 0.18            $ 0.19
      Diluted, pro forma                                         $ 0.28            $ 0.21

Weighted average number of common shares:
      Diluted, as reported                                       12,348            12,177
      Diluted, pro forma                                         12,348            12,177
